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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

September 5, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:

Dominic Minore, Division of Investment Management

Re:

The Saratoga Advantage Trust

(File No. 033-79708; 811-8542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the James Alpha Multi Strategy Alternative Income Portfolio (the “Portfolio”), a new portfolio of The Saratoga Advantage Trust (the “Trust”), filed with the Commission on May 22, 2014.  The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf.

Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments with respect to the Portfolio and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 52 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about September 8, 2014 (the “Amendment”).

General Comments on the Filing

Comment 1.

Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1.  This letter includes the “Tandy” information and will be filed via EDGAR.

Comments on the Prospectus

Comment 2.

In footnote 4 to the fee table, please revise the phrase “current Expense Cap” to clarify that “current” refers to the year in which the fee waiver/expense cap applied.

Response 2.  The disclosure has been revised accordingly.

Comment 3.

Please confirm that the fee waiver/expense cap will remain in place for at least one year from the effective date of the Amendment.

Response 3.  The Trust confirms that the fee waiver/expense cap will remain in place for at least one year from the effective date of the Amendment.

Comment 4.

In the section titled “Portfolio Summary—Principal Investment Strategies—Real Estate-Related Strategies,” please expand this section to include additional information about the real estate-related strategies that the Portfolio will engage in as part of its principal investment strategies.  Specifically, if a material portion of the Portfolio’s real estate investments is located in a particular state or region, please disclose such states or regions.  Please also disclose whether the real estate investments are residential, commercial and/or industrial in nature.

Response 4.  The disclosure has been revised accordingly.

Comment 5.

In the section titled “Portfolio Summary—Principal Investment Strategies—Real Estate-Related Strategies,” please disclose whether the Portfolio’s investment in real estate investment trusts (“REITs”) includes operating, mortgage or hybrid REITS and whether such REITs may directly or indirectly invest in sub-prime mortgages.

Response 5.  The disclosure in the section titled “Portfolio Summary—Principal Investment Strategies—Real Estate-Related Strategies” has been revised to reflect the types of REITs in which the Portfolio will invest.  The Portfolio does not currently intend as part of its principal investment strategies to invest in REITs that invest a material amount of their assets in sub-prime mortgages.

Comment 6.

In the section titled “Portfolio Summary—Principal Investment Strategies—Master Limited Partnership (MLP) Strategies,” please clarify whether the Portfolio’s investment in MLPs is limited to MLPs that are traded on a public stock exchange.

Response 6.  The Trust confirms that the Portfolio will only invest in MLPs that are traded on a public stock exchange as part of the Portfolio’s principal investment strategies.

Comment 7.

In the section titled “Portfolio Summary—Principal Investment Strategies,” please clarify (i) whether the Portfolio may invest in any particular sectors and industries, (ii) whether the Portfolio may invest in private issuers and (iii) whether there is any limitation on the Portfolio’s investment in foreign securities.  With respect to foreign securities, please also disclose the percentage limitation on the Portfolio’s investment in (i) emerging markets securities and (ii) American Depositary Receipts.

Response 7.  The Trust confirms that the Portfolio does not intend to concentrate its investments in particular sectors or industries nor invest in private issuers as part of its principal investment strategies.  With respect to foreign securities, the Portfolio presently intends to limit its investments in emerging market securities to 25% of the Portfolio’s assets and will disclose such limit in the Prospectus.  The Portfolio does not presently intend to invest in American Depositary Receipts (ADRs) as part of its principal investment strategies and will remove the reference to ADRs from the Prospectus.

Comment 8.

If a material amount of the Portfolio’s investments are in issuers located in one or more specific foreign countries, please disclose the risks of investing in such country or countries.

Response 8.    The Trust confirms that the Portfolio does not presently intend to invest a material amount of its assets in issuers located in a specific foreign country.

Comment 9.

In the section titled “Portfolio Summary—Principal Investment Risks—Leverage Risk,” please disclose the risks that the Portfolio faces when it purchases securities on margin or engages in other forms of borrowing.

Response 9.   The disclosure has been revised accordingly. In addition, the Trust confirms that it has no current ability to purchase securities on margin (except for such short-term loans as are necessary for the clearance of purchases of Portfolio securities).

Comment 10.

In the section titled “Portfolio Summary—Principal Investment Risks—Leverage Risk,” please expand the discussion of “embedded leverage” to disclose the risks of embedded leverage in plain English.

Response 10.   The disclosure has been revised accordingly.

Comment 11.

In the section titled “Portfolio Summary—Principal Investment Risks— Limited Experience Risk,” please delete the following disclosures:  “[c]ertain of the portfolio managers employed by the Manager, however, have extensive experience selecting and monitoring advisers and devising asset allocation programs for other institutional and retail accounts” and “[c]ertain of the portfolio managers employed by each of these sub-advisers, however, have experience as portfolio managers of open-end mutual funds.” Although this mitigating language should not be included in a risk factor, we note that it may appear elsewhere in the Prospectus.

Response 11.

The disclosure has been deleted from the section titled “Portfolio Summary—Principal Investment Risks— Limited Experience Risk.”

Comment 12.

In the section titled “Portfolio Summary—Principal Investment Risks— MLP Risk,” please clarify the meaning of the phrase “The risks of investing in an MLP are similar to those of investing in a partnership…”  For example, does this refer to the risk related to MLPs having a more flexible governance structure than a corporation or trust?

Response 12.    The disclosure has been revised accordingly.

Comment 13.

In the section titled “Portfolio Summary—Principal Investment Risks— Real Estate Securities Risks,” please clarify that the proportionate share of any expenses paid by REITs that the Portfolio will bear are not included in the Acquired Fund Fees and Expenses calculation.

Response 13.  The requested disclosure was included in the last sentence in the section titled “Portfolio Summary—Principal Investment Risks—Real Estate Securities Risks.” The same disclosure was added to the section titled “Additional Information about Principal Investment Strategies and Related Risks—Principal Risks of Investing in the Portfolio—Real Estate Securities Risk.”

Comment 14.

In the section titled “Portfolio Summary—Principal Investment Risks— MLP Risk,” please add disclosure about the duplication of fees.

Response 14.  The disclosure has been revised accordingly.

Comment 15.

The section titled “Portfolio Summary—Tax Information” contains the following disclosure:  “[t]he Portfolio’s investment techniques may cause more of the Portfolio’s income dividends and capital gains distributions to be taxable at ordinary income tax rates than it would if it did not engage in such techniques.”  Please repeat that disclosure in the section titled “Portfolio Summary—Principal Investment Risks.”

Response 15.  The disclosure has been revised accordingly.

Comment 16.

With respect to the section titled “Supervision,” please note that the supervision agreement between the Portfolio and Saratoga Capital Management, LLC must be filed on EDGAR as an exhibit to the Amendment.  Please also disclose supplementally which line the supervision fees are included in the Portfolio’s fee table.

Response 16.  The supervision agreement will be filed as an exhibit to the Amendment.  The Trust confirms that the supervision fees are included in the “Other Expenses” line item of the fee table.

Comment 17.

In the section titled “Purchase of Shares,” we note that a P.O. Box is provided for Gemini Fund Services, LLC’s (“Gemini”) address. Please disclose whether the post office’s receipt of an order or redemption request in Gemini’s P.O. Box is deemed to be receipt by the Portfolio.  Please also disclose that there may be a delay in processing an order or other delays as a result of Gemini’s use of a P.O. Box.

Response 17.  The requested disclosure regarding the Portfolio deeming an order or redemption request received at the time such request is delivered to the P.O. Box has been added.  The Trust confirmed with Gemini that material delivered to the P.O. Box is picked up daily and the Trust does not believe there would be processing delays as a result of use of a P.O. Box. Accordingly, no such disclosure was added to the Prospectus.

Comments on the Statement of Additional Information

Comment 18.

Please include disclosure in the section titled “Investment of the Trust’s Assets and Related Risks—Lending Portfolio Securities” that the cost of lending is not included in the Prospectus’ fee table.

Response 18.  The disclosure has been revised accordingly.

Comment 19.

In the section titled “Investment of the Trust’s Assets and Related Risks—Lending Portfolio Securities,” please add disclosure regarding the Board’s fiduciary duty to recall loaned securities in time to vote on matters concerning a material event as described in no-action letters such as State Street Bank and Trust Company (pub. avail. Sept. 29, 1972).

Response 19.  The disclosure has been revised accordingly.

Comment 20.

In the section titled “Trustee and Officers,” please clarify that the column titled “Other Directorships Held by Trustee” includes all directorships held during the past five years.

Response 20.    The disclosure has been revised accordingly.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

●

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss